- Sungold® creates new distribution channel for Thoroughbred Industry content.
Acquires license on patent filings for lottery on live horse racing -
- In addition names Racing Industry Consultant. -

TORONTO, ON: January 29, 2007-SUNGOLD INTERNATIONAL HOLDINGS CORP. (“Sungold”) (OTCBB: SGIHF, Frankfurt: WKN 608164, Berlin)

Sungold International Holdings Corp. today announced that it has acquired an exclusive license on patents for the first ever lottery to be based on actual live horse racing. To be launched as Horsepower® World Pool Lottery, the license grants Sungold® the rights to a suite of lottery games that will include live horse racing at participating racetracks. In general the patents cover live and virtual horse, dog and auto races across North America.

Horsepower® World Pool Lottery will provide players two separate multi-million dollar lottery opportunities on live races. The first is the Horsepower Pick 7™, which will require the selection of the first place finisher in each of seven races held at as many as seven participating racetracks on weekends only. The second is the Quick6®, requiring the player to select the first six finishers in correct order in a race on an hourly and daily basis. Carryover pools are expected to build to multi-million dollar proportions on a regular basis and both unique contests will offer other prizes in addition to the grand prizewinner.

Furthermore, Sungold® is pleased to announce that in addition to the licensed signal fee to the content providers, the company will be directing a portion of the takeout on the Horsepower® World Pool Lottery games to recognized North American Horsemen’s Associations for direct purse enhancements for horsemen.

“Besides giving the millions of North American lottery players an exciting new choice of play with the opportunity to win lucrative payouts similar to the ever-popular Powerball®, our game will also directly support the racing industry,” says Larry Simpson, President and CEO of Sungold’s subsidiary Horsepower Broadcasting Network (HBN) International Ltd. “This is an exciting milestone for our company. For the first time, using this technology, the racing industry can market their content outside of existing distribution channels while introducing the excitement and the pageantry of horseracing to the lottery player with greater frequency than any existing lottery game.”

Using licensed signal feeds for security and contractual purposes, the races can be shown live, for example on television, simulcast network, or streamed over an Internet environment bi-weekly, several times a day or potentially as many as several per hour. Tickets on the Horsepower® World Pool Lottery events may be purchased at a wide variety of locations including racetracks, casinos, kiosks, online, as well as general retail locations like convenience stores, supermarkets or anywhere that conventional lottery tickets are currently sold.

The Horsepower® World Pool Lottery was developed and licensed to Sungold® by experienced Thoroughbred breeder and owner Todd Stinson, Sungold’s Racing Industry Consultant whose appointment is also announced today. Mr. Stinson recently founded VirtualTote™, a unique Internet-based electronic pari-mutuel wagering system that enables wagers made using the Internet to be ‘on track’ rather than using a third party Advance Deposit Wagering company. In addition Mr. Stinson is President of thoroughbredstyle.net, the electronic version of the new horseracing magazine ‘Thoroughbred Style’, a high profile lifestyle publication.

Commenting on Mr. Stinson’s appointment, Larry Simpson added, “Including the horsemen directly in the Horsepower® World Pool Lottery takeout was very important to Mr. Stinson because of his devotion and dedication to horseracing and the horsemen involved. Besides his racing experience, Mr. Stinson has a myriad of contacts from the gaming and Internet industry and his experience and knowledge are an excellent fit with all of the current Sungold® projects.”

About Sungold International Holdings Corp. :

Sungold® is in the business of developing entertainment and e-commerce business in Canada, USA and internationally. Sungold® has three 100% wholly owned subsidiaries: Horsepower Broadcasting Network (HBN) International Ltd., Racing Unified Network (R.U.N.) Inc. and SafeSpending Inc. Sungold® controls the technology, source codes, trademarks, patents, copyrights and the worldwide title, rights and interest in each of the wholly owned subsidiaries. Sungold® is a fully reporting public corporation trading as SGIHF-OTCBB.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The statements in this press release that relate to the Company's expectations with regard to future impact on the Company's results from new products in development are forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such information may contain statements that involve risk and uncertainties and are subject to change, at any time. The Company's results may differ materially from expected results. Information on the factors which could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

For more information please contact:

McDerMedia, Inc., Public Relations
1-888-SUN-INTL
pr@sungoldintl.com